Exhibit 99.1

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of McEwen Copper Inc.

Qualified opinion

We have audited the consolidated financial statements of McEwen Copper Inc. and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of December 31, 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, except for the omission of comparative financial information described in the Basis for qualified opinion section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2023, and the results of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for qualified opinion

As discussed in Note 2(a) to the consolidated financial statements, these consolidated financial statements have been prepared to meet the reporting requirements of Rule 3-09 of Regulation S-X for purposes of a filing with the U.S. Securities and Exchange Commission and do not include comparative financial information as required by IAS 1 “Presentation of Financial Statements”. This constitutes a departure from IFRS.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has not generated operating profit and is dependent on external financing to carry out its operations. These events or conditions, along with other matters as set forth in Note 2(b), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Management’s evaluation of these events and conditions and management’s plans regarding these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of management for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 25, 2024

McEwen Copper Inc.

Consolidated Statement of Financial Position

(expressed in thousands of U.S. dollars)

December 31,
As at	2023
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	$16,221
Marketable securities (Note 6)	83,064
Receivables and prepaids (Note 5)	2,157
Total current assets	101,442
Plant and equipment (Note 7)	13,913
Exploration and evaluation assets (Note 8)	350,677
VAT recoverable	6,992
TOTAL ASSETS	$473,024
LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities (Note 9)	$23,159
Due to related parties (Note 11)	2,376
Total current liabilities	25,535
Deferred income tax liability (Note 10)	84,223
Other liabilities	298
TOTAL LIABILITIES	$110,056
Shareholders’ equity:
Share capital (Note 12)	$801,486
Accumulated deficit	(438,518)
Total shareholders’ equity	362,968
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$473,024

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

/s/ Robert R. McEwen	/s/ Sergio Gattesco
Director	Director

McEwen Copper Inc.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(expressed in thousands of U.S. dollars, except per share amounts)

For the year ended December 31,	2023
EXPENSES:
General and administrative (Note 13)	$(6,086)
Operating loss	$(6,086)

OTHER ITEMS:
Finance income (Note 4)	(41,810)
Finance expense	132
Net loss on marketable securities (Note 6)	66,481
Foreign exchange loss	25,702
Loss before income taxes	(56,591)
Income tax expense (Note 10)	19,959
Net loss and comprehensive loss	$(76,550)

Net loss per share:
Basic and diluted	$(2.65)
Weighted average common shares outstanding:
Basic and diluted	28,864,160

The accompanying notes are an integral part of these consolidated financial statements.

McEwen Copper Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(expressed in thousands of U.S. dollars and shares)

	Number of shares	Share Capital	Accumulated Deficit	Total
Balance, January 1, 2023	25,685,000	$563,365	$(361,968)	$201,397
Shares issued (Note 12)	5,252,615	238,121	—	238,121
Net loss	—	—	(76,550)	(76,550)
Balance, December 31, 2023	30,937,615	$801,486	$(438,518)	$362,968

The accompanying notes are an integral part of these consolidated financial statements.

McEwen Copper Inc.

Consolidated Statement of Cash Flows

(expressed in thousands of U.S. dollars)

For the year ended December 31,	2023
Cash flows from operating activities:
Net loss	$(76,550)
Adjustments to reconcile net loss from operating activities:
Income tax expense (Note 10)	19,959
Interest expense	33
Finance income (Note 4)	(41,810)
Foreign exchange loss	25,702
Loss on investments	74,032
Change in non-cash working capital items:
Change in related party balances (Note 11)	2,920
Change in other assets	(8,526)
Change in accounts payable and accrued liabilities	1,692
(2,548)
Income tax paid	(4,548)
Interest received	41,810
Net cash flows from operating activities	$34,714

Cash flows from investing activities:
Capital expenditures	(100,771)
Investment in marketable securities	(227,172)
Proceeds from sale of marketable securities	70,076
Net cash flows used in investing activities	$(257,867)

Cash flows from financing activities:
Proceeds from sale of shares, net of issuance costs (Note 12)	238,121
Other financing activities	(118)
Net cash flows from financing activities	$238,003
Effect of exchange rate changes on cash and cash equivalents	(36,592)
Increase in cash, and cash equivalents	14,850
Cash and cash equivalents, beginning of year	37,963
Cash and cash equivalents, end of year	$16,221

The accompanying notes are an integral part of these consolidated financial statements.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

NOTE 1 NATURE OF OPERATIONS

McEwen Copper Inc. (the “Company” and, together with its subsidiaries, the “Group”) is a mineral exploration company that is primarily engaged in the exploration and development of the Los Azules copper project (“Los Azules”) located in San Juan, Argentina. The Company’s interest in Los Azules is held by Andes Corporacion Minera S.A. (“ACMSA”), a wholly owned subsidiary. The Company, through its wholly owned subsidiary NPGUS LLC, also holds an interest in the Elder Creek exploration property in Nevada, United States. The Company’s registered address is in Alberta, Canada. The physical address of the Company’s head office is 150 King Street West, Suite 2800, Toronto, Ontario, Canada, M5H 1J9.

As at December 31, 2023, McEwen Mining Inc. owned, through its wholly owned subsidiary, Minera Andes Inc., a 47.7% interest in the Company.

NOTE 2 BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements as at and for the year ended December 31, 2023 have been prepared to meet the reporting requirements of Rule 3-09 of Regulation S-X.  for purposes of a filing with the U.S. Securities and Exchange Commission by McEwen Mining Inc. The Company became a significant equity method investee of McEwen Mining Inc. in 2023 given the Company met certain significant thresholds of Regulation S-X 3-09, which required separate financial statements of the Company to be included in McEwen Mining Inc.’s annual report according to Regulation S-X 3-09.

Accordingly, these consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include comparative financial information as of and for the year ended December 31, 2022 as required by paragraph 38 of IAS 1 “Presentation of Financial Statements”, which is a departure from IFRS.

These consolidated financial statements were approved by the Company’s Board of Directors on June 25, 2024.

b)	Going Concern

The consolidated financial statements of the Company have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the exploration stage and has not generated operating profit. As such, the Company is dependent on external financing to carry out its operations. The Company is currently negotiating financing sufficient to continue its current exploration program by the end of the year. However, in the event that the Company is not successful, the Company will have to reduce or curtail its operations or seek alternative financing. There is no assurance that the Company will be able to obtain financing or that such financing will be on terms that are acceptable to the Company.

As at December 31, 2023, on the basis of the above conditions, management determined that a material uncertainty exists which may cast significant doubt on the Company’s ability to continue as a going concern. These financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities, which could be material, that might be necessary should the Company be unable to continue as a going concern.

c)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in Note 3.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

NOTE 3 SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of consolidation

Subsidiaries of the Company are accounted for as outlined below.

Name of subsidiary	Location	Proportion of ownership	Nature of operations	Accounting method
NPGUS LLC	United States	100%	Exploration	Consolidation
International Copper Mining Inc.	Cayman Islands	100%	Holding	Consolidation
Los Azules Mining Inc.	Cayman Islands	100%	Holding	Consolidation
San Juan Copper Inc.	Cayman Islands	100%	Holding	Consolidation
Andes Corporacion Minera S.A.	Argentina	100%	Exploration	Consolidation

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, and transactions, including income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

The Company translates its transactions denominated in the Argentine peso into its functional currency using official exchange rates provided by the Central Bank of Argentina.

b)	Foreign currency translation

The Group’s consolidated financial statements are presented in U.S. dollars which is also the functional currency of the Company and all of its subsidiaries. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies (i.e. those other than an entity's functional currency) are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

c)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and highly liquid short-term deposits with a maturity of three months or less, that are held for the purpose of meeting short-term cash commitments and are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

d)	Financial instruments

The Group recognizes financial assets and financial liabilities on the date the Group becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Group has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Classification and measurement

Financial assets are classified at initial recognition as either: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVTOCI”). The classification depends on the Group’s business model for managing the financial assets and the contractual cash flow characteristics. For assets measured at fair value, gains and losses will either be recorded in income or loss or other comprehensive income.

Financial assets at amortized cost – A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using effective interest rate method where applicable less any impairment.

Fair value through profit or loss – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in income or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the year in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income – Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial liabilities are initially recognized at fair value net of transaction costs and subsequently measured at amortized cost, unless they are required to be measured at FVTPL or the Group has opted to measure at FVTPL.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

Under IFRS 9 Financial Instruments, the Group classifies its financial instruments as follows:

Financial instrument	Classification
Marketable securities	FVTPL
Receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Other liabilities	Amortized cost
Due to/from related parties	Amortized cost

Marketable securities classified as held for trading are measured at fair value, with changes in fair value recognized in profit or loss. These securities are acquired principally for the purpose of selling in the near term and are included in current assets on the balance sheet. Gains and losses from changes in fair value are reported under net gains or losses on marketable securities in the income statement.

e)	Impairment

The Group recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Group measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date the credit risk on the financial asset has not increased significantly since initial recognition, the Group measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

f)	Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges. The initial cost of an asset comprises its purchase or construction cost and any costs directly attributable to bringing the asset to a working condition for its intended use.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset. Gains or losses on disposal of an item of plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of plant and equipment and are recognized in the consolidated statements of income (loss) in other income (expense).

The cost of replacing part of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of plant and equipment are recognized in the consolidated statements of income (loss) as incurred.

g)	Depreciation

Effective from the point an asset is available for its intended use, plant and equipment are depreciated using the straight-line methods over the estimated economic life of the asset.

Estimated useful lives normally vary from three to ten years for items of plant and equipment to a maximum of fifty years for buildings. Amounts related to capitalized costs of exploration and evaluation assets are not depreciated as the assets are not available for use.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

h)	Exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data to locate, investigate, define or delineate a mineral prospect or mineral deposit. Evaluation activities refers to the process of assessing the technical and economic feasibility of potential resource deposits identified during the exploration phase. This includes analyzing the quality, quantity, and accessibility of the discovered resources, as well as estimating the costs and risks associated with their extraction and development.

Expenses incurred by an entity in connection with the exploration and evaluation of mineral resources occur before the technical and commercial feasibility of extracting a mineral resource is demonstrable. These expenses include:

●	Acquisition of exploration rights and permits;
●	Environmental, topographical, geological, geochemical, and geophysical studies;
●	Exploratory drilling;
●	Trench excavation;
●	Sampling;
●	Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource; and
●	Exploration-related support costs.

Such costs are capitalized as exploration and evaluation assets. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

The consideration received for the sale of interest made by the Group is credited against costs previously capitalized in relation to the whole interest with any excess accounted for as a gain on disposal.

i)	Impairment and reversal of impairment on non-financial assets

The carrying amounts of the Group’s non-current assets, including plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Group performs an impairment test.

An impairment test requires the Group to determine the recoverable amount of an asset or group of assets. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit ("CGU") for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal ("FVLCD") and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount up to the original carrying amount had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the consolidated statements of income (loss).

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

j)	Income taxes

Income tax expense represents the sum of current and deferred tax. Current taxes payable is based on taxable earnings for the year. Taxable earnings may differ from earnings before income tax as reported in the consolidated statement of income (loss) because it may exclude items of income or expense that are taxable or deductible in other years and it may further exclude items of income or expense that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the consolidated statement of financial position date. Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences or tax loss carryforwards can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable earnings nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the consolidated statement of financial position date. Deferred tax is charged or credited to earnings, except when it relates to items charged or credited directly to equity, in which case the deferred tax is reflected in equity.

k)	Net loss per share

Basic net loss per share is calculated by dividing the net loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. Diluted net loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive. For the year ended December 31, 2023, there were no potentially dilutive securities outstanding.

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

m)	Critical accounting estimates, assumptions and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities and expenditures on the financial statements. These estimates, assumptions and judgments are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Actual results could differ, and such differences could be material. Estimates, assumptions and judgments are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates, assumptions and judgments, and the resulting effects on the carrying amounts of the Group’s assets and liabilities, are accounted for prospectively. The most critical judgments and sources of estimation uncertainty that the Group believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

Impairment and reversal of impairment assessment of exploration and evaluation assets

Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations. Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. Determining whether to test for impairment of exploration and evaluation assets requires management’s judgment, and consideration of whether the period for which the Group has the right to explore in the specific area has expired or will expire in the near future, and is not expected to be renewed; substantive expenditure on further exploration and evaluation of mineral resources in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Group has decided to discontinue such activities in the specific area; or sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Management’s assumptions and estimates of future cash flows used in the Group’s impairment assessment exploration and evaluation assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Group's control.

The estimate of a CGU's recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease, which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production.

n)	Accounting pronouncements issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 Leases to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement;
●	That a right to defer must exist at the end of the reporting period;
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right;
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The amendments are not expected to have a material impact on the Group’s financial statements.

Supplier Finance Arrangements: Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted. The amendments are not expected to have a material impact on the Group’s financial statements.

o)	New and amended accounting standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2023 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

Amendments to IAS 8: Definition of Accounting Estimates

The amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarify the distinction between changes in accounting estimates, changes in accounting policies, and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments had no impact on the Group’s consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

The amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their significant accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments have had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 Income Taxes narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

The amendments had no impact on the Group’s consolidated financial statements.

Amendments to IAS 12: International Tax Reform—Pillar Two Model Rules

The amendments to IAS 12 Income Taxes have been introduced in response to the Organization for Economic Co-operation and Development’s Base Erosion and Profit Shifting Pillar Two rules and include:

●	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
●	Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

The Group is not in scope of the Pillar Two model rules as its revenue is less than EUR 750 million per year. Therefore, the amendments had no impact on the Group’s consolidated financial statements.

NOTE 4 CASH AND CASH EQUIVALENTS

As at	December 31, 2023
Cash	$5,242
Short-term deposits	10,979
Total cash and cash equivalents	$16,221

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

The Group focuses on short-term deposits such as bank letters and money market instruments, each with a maturity of less than 60 days. These investments offer high liquidity, ensuring quick access to funds as needed. During the year ended December 31, 2023, the Company recognized a gain of $41.8 million on these instruments.

NOTE 5 RECEIVABLES AND PREPAIDS

As at	December 31, 2023
Taxes receivable	$854
Other receivables	150
Total receivables	$1,004
Prepaid management services (Note 11)	—
Other prepaid expenses	1,153
Total receivables and prepaids	$2,157

NOTE 6 MARKETABLE SECURITIES

a)	Investments in CEDEARs

In 2023, of $238.1 million in the proceeds from private financial placements, $227.0 million was received in Argentine pesos. To mitigate the effect of foreign currency restrictions in Argentina and safeguard against inflationary pressures and potential currency devaluation, the Company invested these proceeds in Certificados de Depósito Argentinos (“CEDEARs”), which serve as vehicles for holding shares of foreign entities, deposited within Argentina, and traded domestically in Argentine pesos via the stock market. The following is a summary of the activity in CEDEARs investments for the year ended December 31, 2023.

For the year ended December 31,	2023
Opening balance	$227,172
Additions during the year	(70,076)
Disposal during the year	(74,032)
Closing balance	$83,064

b)	Other securities

The Group may acquire and transfer marketable securities to facilitate intragroup funding transfers between the Canadian parent and its Argentine operating subsidiary from time to time. The Group does not acquire marketable securities or engage in these transactions for speculative purposes. In this regard, under this strategy, the Group generally uses marketable securities of large, well-established companies, with high trading volumes and low volatility.

As marketable securities are acquired with the intention of a near-term sale, they are considered financial instruments that are held for trading. Accordingly, all changes in the fair value of the instruments, between acquisition and disposition, are recognized through profit or loss. During the year ended December 31, 2023, the Group employed this mechanism for intragroup funding, leading to a net gain of $7.6 million. The net gain for the year ended December 31, 2023, was comprised of a favorable foreign currency impact of $8.0 million and a trading loss and commissions of $0.4 million.

Net loss on all marketable securities is as follows:

For the year ended December 31,	2023
Loss on investments in CEDEARs	$(74,032)
Gain on other securities	7,551
Net loss on marketable securities	$(66,481)

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

NOTE 7 PROPERTY PLANT & EQUIPMENT

	Work in progress	Equipment	Facilities	Right of use assets	Total
Cost
Balance, January 1, 2023	$—	$946	$86	$487	$1,519
Additions	9,242	3,886	158	—	13,286
Balance, December 31, 2023	$9,242	$4,832	$244	$487	$14,805

	Work in progress	Equipment	Facilities	Right of use assets	Total
Accumulated depreciation
Balance, January 1, 2023	$—	$(160)	$(1)	$(16)	$(177)
Additions	—	(600)	(18)	(97)	(715)
Balance, December 31, 2023	$—	$(760)	$(19)	$(113)	$(892)

	Work in progress	Equipment	Facilities	Right of use assets	Total
Net book value
Balance, January 1, 2023	$—	$786	$85	$471	$1,342
Balance, December 31, 2023	$9,242	$4,072	$225	$374	$13,913

NOTE 8 EXPLORATION AND EVALUATION ASSETS

	Los Azules,	Elder Creek,
	Argentina	Nevada	Total
Balance, January 1, 2023	$234,510	$635	$235,145
Additions:
Geology and assaying	61,421	—	61,421
Field operations	20,071	—	20,071
Labor	14,582	—	14,582
Site management and maintenance	9,904	—	9,904
Workforce transportation and accommodation	9,406	—	9,406
Other	148	—	148
Balance, December 31, 2023	$350,042	$635	$350,677

Los Azules, Argentina

The Los Azules copper project is an advanced-stage porphyry copper exploration project located in the cordilleran region in the province of San Juan, Argentina near the border with Chile. The project is owned by the Company’s subsidiary, ACMSA. The balance of mineral properties related to the Los Azules project is net of accumulated impairment charges totaling $239.7 million.

Elder Creek, Nevada

The Elder Creek project consists of unpatented mining claims in the Humboldt and Lander counties in Nevada. It is prospective for porphyry copper mineralization and well placed in a district hosting several large copper and gold mines, including Marigold, Lone Tree and Phoenix. The Elder Creek project is owned by NPGUS LLC, which became a subsidiary of the Group on August 19, 2021, through the Company’s acquisition of all outstanding common shares of NPGUS LLC from McEwen Mining Inc. for cash consideration of $0.8 million.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

NOTE 9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2023
Accounts payable	$5,632
Accrued liabilities	16,808
Other current liabilities	719
Total Accounts payable and accrued liabilities	$23,159

NOTE 10 INCOME TAXES

The Group is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year’s tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

The components of the income tax expense for the year ended December 31, 2023, are as follows:

For the year ended December 31,	2023
Current income tax expense	$—
Deferred income tax expense	19,959
Income tax expense	$19,959

For the year ended December 31, 2023, the Company’s effective income tax rate differs from the statutory rate of 23% as follows:

For the year ended December 31,	2023
Loss before income taxes	$(56,591)
Statutory income tax rate	23%

Expected income tax recovery	$(13,016)
Reconciling items:
Non-deductible / (taxable) items	(26,511)
Adjustment related to tax rates applicable to foreign subsidiaries	(9,001)
Inflation adjustment on Argentinean tax attributes	(16,031)
Adjustments in relation to foreign exchange	81,732
Change in unrecognized deductible temporary differences	2,786
Income tax expense	$19,959

Significant components of the recognized deferred tax assets and liabilities are as follows:

As at	December 31, 2023
Plant and equipment	$(2,000)
Mineral properties	(82,223)
Unrealized gains on investments	(7,731)
Losses	7,729
Other	2
Net deferred tax liability	$(84,223)

Deferred tax liability	$(84,223)
Deferred tax assets	—
Net deferred tax liability	$(84,223)

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable in the foreseeable future:

For the year ended December 31,	2023
Non-capital losses (Canada)	$8,417
Net operating losses (Argentina)	4,383
Net operating losses (United States)	62
Decommissioning obligations (Argentina)	1,526

If not utilized, the Canadian non-capital losses will expire in 2042 and the Argentinean net operating losses will expire in 2028. The net operating losses in relation to the company's operations in the United States do not expire.

NOTE 11 RELATED PARTY TRANSACTIONS

During the normal course of operations, the Group may undertake transactions or hold balances with related parties. The Group engages with McEwen Mining Inc. and other subsidiaries of McEwen Mining Inc., which are related parties as they share common directors and officers.

Key management personnel of the Group include those people who have authority and responsibility for planning, directing and controlling the activities of the Group as a whole. The Group has determined that key management personnel consist of the CEO, CFO, and members of the Company’s Board of Directors. Key management compensation has been allocated from McEwen Mining Inc. as part of the shared service costs described below.

The outstanding due to/from related parties are as follows:

As at	December 31, 2023
Due to McEwen Mining Inc.	$1,577
Due to Minera Andes S.A.	629
Due to Minera Andes S.A.	170
Total due to related parties	$2,376

The Group entered into the following transactions with related parties:

a)	McEwen Mining Inc. bills the Company for certain costs, including management, technical, legal, financial, and other administrative services. For the year ended December 31, 2023, McEwen Mining Inc. incurred $2.8 million of general and administrative expenses related to the Company, which were billed and classified as general and administrative fees in the consolidated statements of income (loss).

b)	McEwen Mining Nevada Inc. bills the Company for certain costs, including geology and engineering services. For the year ended December 31, 2023, McEwen Mining Nevada Inc. incurred $0.7 million of geology and engineering expenses related to the Company, which were billed and capitalized as exploration and evaluation assets in the consolidated statements of financial position.

NOTE 12 SHARE CAPITAL

The Group has authorized share capital of an unlimited number of voting common shares without par value. As of January 1, 2023, McEwen Copper had 25,685,000 common shares outstanding.

On February 23, 2023, the Company closed a private placement with FCA Argentina S.A., an Argentinian subsidiary of Stellantis N.V. (“Stellantis”), consisting of 2,850,000 common shares issued by the Company for gross proceeds of ARS $20.9 billion ($108.8 million).

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

On March 15, 2023, the Company closed a private placement with Nuton LLC, a current shareholder of the Company and subsidiary of Rio Tinto (“Nuton”), consisting of 350,000 common shares issued by the Company for aggregate proceeds of $6.6 million.

On October 11, 2023, the Company and Stellantis announced the closing of agreements pursuant to which the Company issued 1,900,000 common shares for aggregate proceeds of ARS 42 billion. Further, on October 20, 2023, the Company and Nuton closed a transaction pursuant to which the Company issued 152,615 common shares for proceeds of $4.0 million.

As at December 31, 2023, Stellantis and Nuton own 19.4% and 14.5%, respectively. McEwen Mining Inc.'s ownership of the Company is currently 47.7%.

NOTE 13 GENERAL AND ADMINISTRATIVE EXPENSES

For the year ended December 31,	2023
Salaries and benefits	$1,911
Business taxes	1,726
Office and administration	1,654
Legal fees	304
Consulting, accounting, and tax	226
Other	265
Total general and administrative expenses	$6,086

NOTE 14 FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Group’s receivables, due from related parties, accounts payable and accrued liabilities, other liabilities and due to related parties approximate their carrying value, which is the amount recorded on the consolidated statements of financial position. Cash equivalents are included in Level 1 due to the short-term maturity of these financial assets. Marketable securities are included in Level 1 as they are traded on active market.

The Group is exposed to varying degrees to a variety of financial instrument related risks:

a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Group holds cash and cash equivalents and marketable securities in creditworthy international banks and financial institutions. Through investments in short-term deposit instruments, money market funds, and CEDEARs, the company seeks to balance capital preservation with reasonable returns, ensuring adequate liquidity for operational and strategic requirements. Additionally, we limit exposure to Argentinean inflation and local currency devaluation. This approach underscores our commitment to prudent financial management and maintaining flexibility in dynamic market conditions.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Group’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2023, the Group had a cash and cash equivalents and marketable securities balance of $99.3 million to settle current liabilities of $25.5 million. The Group’s growth is financed through the issuance of equity. The Group has in place a budgeting process to help determine the appropriate liquidity level to meet its operating and growth objectives. The Group also regularly evaluates its cash position to ensure preservation and security of capital and to maintain liquidity.

c)	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises the following types of risks:

d)	Foreign currency risk

Foreign currency risk can arise when the Group or its subsidiaries transact or have net financial assets or liabilities which are denominated in currencies other than their respective functional currencies.

The Group is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, receivables and accounts payable and accrued liabilities that are denominated in Canadian dollars (CAD) and Argentine pesos (ARS). A 10% change in the USD against the ARS and USD against CAD simultaneously, would have impact on net income for the year ended December 31, 2023 by approximately $1.0 million.

e)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Group does not have any outstanding debt, we consider our interest rate risk exposure to be insignificant at this time.

f)	Inflationary Risk

Argentina has experienced a significant amount of inflation over the last ten years and has now been classified as a highly inflationary economy. IAS 29 Financial Reporting in Hyperinflationary Economies defines a hyperinflationary economy as one where the cumulative inflation rate exceeds 100% over the last three years which precede the reporting period.

Hyperinflation erodes the purchasing power of ARS-denominated assets and liabilities. In addition, exchange rate volatility could lead to significant translation adjustments. To mitigate risks associated with foreign currency restrictions in Argentina and to protect against inflationary pressures and potential currency devaluation, the Company invested in Certificados de Depósito Argentinos (“CEDEARs”). These instruments serve as vehicles for holding shares of foreign entities, deposited within Argentina, and traded domestically in Argentine pesos on the stock market.

MCEWEN COPPER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(tabular amounts are in thousands of U.S. dollars, unless otherwise noted)

g)	CEDEARs price risk

The Group’s CEDEARs investments are susceptible to market price risk arising from uncertainties about future values of the investment securities and are susceptible to various factors, including exchange rate movements, economic conditions in both Argentina and the country of the underlying stock, company performance, political stability, interest rates, market sentiment, regulatory changes, and global events.

The Group manages equity price risk through diversification and by placing dollar value limits on ownership on an individual and total instrument basis. Reports on the performance of the Group’s equity portfolio are submitted to the Group’s senior management on a regular basis.

h)	Capital Management

The Group considers items included in total shareholders’ equity as capital, totaling $801.5 million as of December 31, 2023. Refer to the consolidated statement of equity and Note 12 for explanations regarding changes to Shareholders’ capital from January 1, 2023, to December 31, 2023.

The Group’s objectives when managing capital are to ensure sufficient financial capacity to continue the exploration and development of its exploration and evaluation assets and to support its long-term growth strategy.

The adequacy of the Group’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Group’s strategy, the mining industry, the capital requirements of the Group's operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Group may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash.